AQUATIC CELLULOSE INTERNATIONAL CORP.
331 4th Street • Salmon Arm, British Columbia • Canada • V1E 4P2
Phone: 250-833-1985 Fax: 250-833-1954
Email: valorenergy@sunwave.net

June 142, 2007

Andrew Schoeffler
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	Aquatic Cellulose International Corporation Preliminary Information Statement on Schedule 14C Filed April 24, 2007 File No. 000-27063

Office: (250) 833-1985
CEO Mobile: (250) 833-8615
Via Fax: (250)-833-1954

Dear Mr. Schoeffler,

Please note the following Answers to your comment letter of May 11, 2007. For ease of reference we have included your original comment followed by our Answer.

Comment Letter of May 11, 2007

General

1.
We note that all of your currently authorized common stock has been issued and outstanding since at least April 21, 2003. We also note that you issued securities convertible into shares of common stock since that date and these securities have not yet been converted. In this regard, we note your Series A preferred stock that you issued on April 20, 2007, as well as the convertible debentures and warrants issued from time to time. We have the following comments:

•
Please advise us as to all of your outstanding securities that are convertible into your common stock, including the date of issuance, the material terms and the total number of shares currently issuable.

Answer: 5,000,000 shares of our total 10,000,000 shares of authorized preferred stock have been designated as Series A convertible stock . Of this 5,000,000 shares of Series A Convertible Stock, a total of 3,783,390 shares have been issued. All rights and preferences of the Series A Convertible Preferred shares are stipulated in the Certificate of Designation as filed with the Nevada Secretary of State, and include the following: i) one Series A Convertible Preferred share has the equivalent of 1000 common share votes; ii) one Series A Convertible Preferred share will have the right, at the exclusive option of the holder, to convert to 61 common shares of the Company, once such shares become available through the increase in the Company’s authorized common shares; iii) these shares also have ratchet provision rights, registration rights and piggy back registration rights, as well as 8:1 liquidation rights.

On April 20, 2007, 2,700,000 shares of Series A Convertible Preferred shares (“Series A”) were issued to Sheridan Westgarde and Lonnie Hayward. Subsequent to the filing of our PRE 14C, Sheridan Westgarde and Lonnie Hayward were issued an additional 446,349 and 215,351, respectively, of Series A shares as settlement of all amounts owed in un-paid consulting and stock loaned to the Company (See our February 28, 2007 Form 10-QSB - Notes to Consolidated Financial Statements - Note 8 and 13). Also subsequent to the filing, Sheridan Westgarde and Lonnie Hayward were each issued an additional 210,845 Series A shares as complete settlement of a loan to the Company by UBA, a company owned by Westgarde and Hayward (See our February 28, 2007 Form 10-QSB - Notes to Consolidated financial Statements - Note 3 and 13).

Currently, 1,216,610 shares of Series A Convertible Stock out of 5,000,000 total authorized Series A Convertible Stock remain issuable. None of the authorized, but undesignated 5,000,000 shares of Preferred Stock have been issued to date.

•
Please disclose the information required by item 11 of Schedule 14A with respect to the transactions in which the convertible securities were issued. Please refer to Item 1 of Schedule 14C and Note A of Schedule 14A.

Answer: The document has been revised to disclose the information required by item 11 of Schedule 14a with respect to the transactions in which the convertible securities were issued.

•
Please revise your filing to disclose the actual reasons for the increase in the authorized common stock. In this regard, we note that it appears that you are increasing your authorized common stock to satisfy the terms of the convertible securities. Please also disclose the number of authorized shares that will not be reserved for issuance.

Answer: The document has been revised to disclose the actual reasons for the increase in the authorized common stock, including our obligation to satisfy the terms of the convertible securities. The number of shares that will not be reserved for issuance, 1,295,000,000 has also been included.

2.
We note that it appears that the increase in your authorized common stock is part of a plan of reorganization. In this regard, we note your press release dated as of April 25, 2007. Please advise us, with a view towards disclosure, as to the terms of this reorganization plan. For example, it appears that you are expanding your board of directors as part of this reorganization plan. In this regard, we note your press releases dated as of April 18, 2007 and May 2, 2007.

Answer: This increase to the Company’s authorized common stock is part of a plan of reorganization. On April 3, 2007, we filed a Certificate of Designation with the State of Nevada, designating a class of Series A Convertible Preferred Stock, which provided for 1000 votes for every share of Convertible Preferred Stock held, and the right to convert every share of Series A Convertible Preferred Stock into 61 shares of Common Stock. We are increasing our authorized Common Stock in part to allow for these conversion rights. On April 20, 2007, we issued 1,350,000 shares of Series A Convertible Preferred Shares to Sheridan Westgarde and 1,350,000 shares of Series A Convertible Preferred Shares to Lonnie Hayward. On May 2, 2007, we appointed Lonnie Hayward to the Board of Directors and as Company Vice President. As a result of these actions, these two shareholders, and only two members of the Board of Directors are entitled to 2,700,950,000 of 2,800,000,0000 total possible votes, or approximately 96.46% of the total voting power of the Company. We have no further plans for reorganization at this time.

3.
We note that you appointed a new officer and director. In this regard, we note your press release dated May 2, 2007. It does not appear that you have filed a Form 8-K with respect to this appointment. Please advise.

Answer: On May 2, 2007, Mr. Lonnie Hayward was appointed as a member of the Board to fill the vacancy left by Mr. Kerpan on December 20, 2003. This action was performed without a vote of the Company’s security holders as provided for in the Company’s Articles of Incorporation and By-laws when such an appointment is to fill a vacancy left by prior resignations. Mr. Hayward will also serve as Vice President of the Company. An 8k with respect to the appointment was filed on May 31, 2007.

4.
We note that you filed a preliminary proxy statement on November 8, 2005 and that we issued comments on the filing by letter dated December 8, 2005. It does not appear that you have responded these comments. In particular, comments 6, 13, 14, 15, 16, 17, 42, 44, 49 and 51, as well as the comments on THE Exchange Act reports. We also note that you are not current with respect to your exchange Act filings, as you have not filed your quarterly reports for fiscal 2007. Please be advised that we will not recommend the filing of your information statement in definitive form until those comments have been resolved and you are current in your Exchange Act filings.

Answer: The following are the Company responses to the Comments issued by the SEC in response to the 14a filed on November 8, 2005.

December 8, 2005 Comment Letter

Comment 1 through 5: These comments are specific to the 14A filing which we are no longer pursuing.

Comment 6: We note that you amended the agreement with Century on January 1, 2005; however, this amended agreement does not appear to be filed with the Exchange Act report that corresponds to that period. Amend the applicable periodic report to file the agreement as an exhibit as required by Item 601 of Regulation S-B. In addition, tell us which periodic or annual report the original agreement with Century was filed with or amend the appropriate report to include the original agreement as an exhibit.

Answer: The original agreement with Century has been filed as an exhibit to the newly amended May 31, 2004 Form 10-KSB/A filed on February 16, 2007.The January 1, 2005 Amendment has been filed as an Exhibit to the February 28, 2005 Form 10-QSB/A filed on February 26, 2007.

Comments 7 through 9: These comments are specific to the 14A filing which we are no longer pursuing.

Comment 10:   It appears that you acquired an interest in an additional property, the Brookshire Dome Field Area. Include the information required by Item 14 of Schedule 14A with regard to this new acquisition.

Answer: As reported in our August 31, 2005 Form 10-QSB/A - Statement of Cash Flows, we purchased the Brookshire lease project for a price of $19,930 in June 2005. These leases were land leases only with no existing wells, previous revenue or capital equipment associated with them. The $19,930 reflected Century’s land title and legal costs in establishing the leases for oil and gas exploration and potential production development. Further, our agreement with Century stipulates that Century will remain in control of all operations on the lease. Based on our presentation of assets of $891,794 in our Form 10-KSB for May 31, 2005, and the fact the purchase price represented less than 10% of our balance sheet, we determined that the Brookshire leases project was not a significant acquisition as determined by Rule 310 of Regulation S-B.

Comment 11:  We note you have a lease operating agreement with Century. Given that it appears the that majority of your business operations involve projects with Century, it appears that this lease operating agreement would be material and therefore should be filed as an exhibit to your periodic reports. Please amend the appropriate report to file the lease operating agreement or if you have previously filed it, please tell us where.

Answer: The Operating Agreement has been filed as an exhibit to the newly amended May 31, 2004 Form 10-KSB/A filed on February 16, 2007.

Comment 12: This comment is specific to the 14A filing which we are no longer pursuing.

Comment 13: We note a private placement of convertible notes was used to generate the funds necessary for the Hamill Lease acquisition. Revise to state the exemption relied upon and the facts to support the exemption for the private placement. In addition, direct us to where you filed the agreement related to the convertible notes with your periodic reports.

Answer: On March 22th, 2004 Aquatic issued three convertible debentures of $433,333, $433,334 and $33,333 respectively, in cash each for an aggregate of $900,000 in accordance with § 4(2) and Rule 506 under the Securities Act of 1933, as amended. Such shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933. These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, and manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since it agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction

The March Convertible Notes and Warrants Agreements have been filed as an exhibit to the newly amended May 31, 2004 Form 10-KSB/A filed on February 16, 2007.

Comment 14: It appears that you issued convertible notes and warrants to a group of investors in March 2004 and August 2004. Direct us to where the agreement with the investor group is filed. Tell us what consideration you have given to the fact that you entered into an agreement to sell debentures convertible into common shares, and therefore offered and sold the underlying common shares, in excess of the amount of common shares you were authorized to issue. It appears that you had issued the maximum amount of shares you were authorized to issue as early as 2003. Revise the proxy to disclose whether such issuance of shares in excess of the authorized amount constitutes a violation of Nevada state corporation law or the federal securities laws. We may have further comments upon review of your Answer.

Answer: The March Convertible Notes and Warrants Agreements have been filed as exhibits to the newly amended May 31, 2004 Form 10-KSB/A filed on February 16, 2007. In addition, the August Convertible Notes and Warrants Agreements have been filed as an exhibit to the August 31, 2004 Form 10-QSB/A filed on February 16, 2007.

The March and August 2004 Security Purchase Agreements provide that if at any time the number of shares of Common Stock authorized and reserved for issuance is below the amount to be reserved for the Investors under the terms of the Agreements, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares. Because no issuance has occurred, or will occur until there is a sufficient number of authorized shares, the Company has not and will not violate Nevada or federal law.

Comment 15:  Disclose whether any of the individuals or investors to which you are obligated to issue common shares pursuant to convertible debentures or other agreements are permitted to vote on the proxy solicitation as if they held the common shares they are entitled to currently.

Answer: No individuals or investors to which the Company is obligated to issue common shares pursuant to convertible debentures or other agreements are permitted to vote on the proxy solicitation as if they held the common shares. Only those shareholders who currently hold voting shares are entitled to vote.

Comment 16:  Given that you are seeking approval of an increase in the authorized common shares in order to fulfill your obligations under various convertible debentures, you should revise the proxy statement to include the information required by Item 11 of Schedule 14A with regard to each issuance of convertible debentures. See also Note A to Schedule 14A.

Answer: The proxy statement has been revised to include the information required by Item 11 of Schedule 14A with regard to each issuance of convertible debentures.

Comment 17:  Revise the proxy statement to disclose when each of the convertible debentures became or will become convertible. We note that it appears that some of the debentures are convertible now and therefore you are currently unable to fulfill your obligations. Revise your disclosures to discuss whether your inability to provide common shares to the debenture holders constitutes an event of default. To the extent that your inability to provide common shares constitutes an event of default, you should revise the proxy to include a discussion of the consequences resulting from your failure to meet your obligations.

Answer: All of the convertible debentures under these Agreements were issued as of August 2004, and all are currently convertible. However, we are unable to fulfill our obligations under these agreements because we have an insufficient number of Common Shares to issue the shares underlying the notes. Under these agreements, if the Company fails to obtain the shareholder approval necessary to increase the number authorized shares within thirty (30) days following the date on which the number of required reserve shares exceeds the authorized and reserved shares, the Company may be required to pay to the Investors liquidated damages of three percent (3%) of the outstanding amount of the Debentures per month plus accrued and unpaid interest on the Debentures, prorated for partial months, in cash or shares at the option of the Investors. To date, the Investors have not required that such liquidated damages be paid, however they may elect to so require at any time.

Comment 18 thru 41: These comments are specific to the 14A filing which we are no longer pursuing.

Comment 42:  We note your response to prior comment 25 with regard to the 2003 agreement made with debenture holders and your disclosure in this section. Be advised that every material agreement or contract you enter into must be filed as required by item 601 of Regulation S-B rather than merely attaching the agreement to the proxy statement. Amend the appropriate periodic report to file the 2003 agreement made with the debenture holders.

Answer: This agreement has been filed as an Exhibit to the February 29, 2004 Form 10-QSB/A filed on February 2, 2007.

Comment 43: This comment is specific to the 14A filing which we are no longer pursuing.

Comment 44: It appears that the working capital loan agreement should have been filed as an exhibit to your form 10-QSB for the quarter ended August 31, 2005. Amend the 10-QSB to include the agreement as an exhibit.Answer: This agreement has been filed as an exhibit to our form 10-QSB for the quarter ended November 30, 2005, filed on February 5, 2007.

Comment 45 thru 55: These comments are specific to the 14A filing which we are no longer pursuing.

Comment 56:  Please revise your table of contractual obligations to include your convertible debentures, amounts due to related parties, notes payable and estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. See, by analogy, Item 303(a)(5) of Regulation S-K and section IV(A) of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

Answer: Please see our revised May 31, 2004 Form 10-KSB/A, page 11, filed on February 16, 2007, and our most recent May 31, 2006 audited financial statements on Form 10-KSB/A, page 13, filed on April 13, 2007, for these disclosures.

Comment 57:  We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective in alerting them on a timely basis to material information required to be included in your reports filed or submitted under the Exchange Act. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Answer: Please see our revised May 31, 2004 form 10-KSB/A, page 17, filed on February 16, 2007, and our most recent May 31, 2006 audited financial statements on form 10-KSB/A, Item 8a page 17, filed on April 17, 2007, for these disclosures.

Comment 58:  Given that your Exchange Act filings were not timely filed during fiscal 2004, please explain to us how your “Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are “effective” to ensure that information required to be disclosed by you in the reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

Answer: Please see our revised May 31, 2004 Form 10-KSB/A, page 17, filed on February 16, 2007, and our most recent May 31, 2006 audited financial statements on Form 10-KSB/A, Item 8a page 17, filed on April 17, 2007, in which we corrected these disclosures.

Comment 59:  Please include a footnote in your financial statements that discusses the restatements related to the changes in unpaid fees and expenses due to stockholders. Please disclose cash flows from financing activities as reported and as restated in the footnote with the reclassified item shown as a reconciling item. You should also disclose the line items that each amount was previously included in and the line item each now is included in. In particular, include the following information:

•	an explanatory paragraph in the reissued audit opinion,
•	full compliance with APB 20, paragraphs 36 and 37,
•	fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
•	updated Item 8A. disclosures should include the following:

-	a discussion of the restatement and the facts and circumstances surrounding it,
-	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,
-	changes to internal controls over financial reporting, and
-
anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to items 307 and 308(c) of Regulation S-B.

Answer: Please see our revised May 31, 2004 Form 10-KSB/A, page 17,filed on February 16, 2007, and our most recent May 31, 2006 audited financial statements on Form 10-KSB/A, Item 8a page 17, filed on April 17, 2007, for these disclosures.

Please Note: Our previous auditors, Wong Johnson and Associates, consented to the issuing of the amended filings with the explanation of the reclassification of unpaid fees and expenses to shareholders. However, they were not able to re- issue a new audit opinion due to fact that they are no longer members of the Public Company Accounting Oversight Board and they are no longer auditing public companies. Because the amended filing relates to the explanation of what was previously restated and does not involve a net change to the cash flow statements, our previous auditors have informed us that they will not be making any change to their opinion.

Comment 60:  Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file amendments to your Forms 10-KSB and 10-QSBs to include certifications that conform to the format provided in Item 601 (b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please re-file each of these Forms 10-KSB and 10-QSB in their entirety.

Answer: We have updated our financial filings to include the correct certifications, starting with the February 29, 2004 quarterly report on Form 10-QSB/A filed on February 2, 2007.

Comment 61:  Please address the comments above in your Form 10-KSB for the year ended May 31, 2005 and interim filing as well.

Answer: Our May 31, 2006 form 10-KSB/A filed on April 17, 2007 includes our restatement or the May 31, 2005 financials.

Comment 62:  In future filings please include the disclosure required by Industry Guide 2 and FASB 69.

Answer: In future filings we will include the disclosure required by Industry Guide 2 and FASB 69.
Comment 63:  Tell us the amount due, including stock compensation, to Sheridan Westgarde as of May 31, 2005 and August 31, 2005. Where are such amounts recorded in the financial statements? How will you account for the 27% equity interest?

-	Answer:

o	As of May 31, 2005
•	$ 99,948 in unpaid salary
•	$ 46,360 loan of stock to the company for money owed to accountants and lawyers for services rendered
•	Total: $146,308

o	As of May 31, 2006
•	$ 122,948 unpaid salary
•	$ 46,360 loan of stock to the company for money owed to accountants and lawyers for services rendered
•	Total: $169,308

o	As of February 28, 2007
•	$ 136,444 unpaid salary
•	$ 46,360 loan of stock to the company for money owed to accountants and lawyers for services rendered
•	Total: $182,804

o	These amounts are included in the amounts due to related parties in the financial statements.

o
Regarding the 27% equity interest, as of April 1, 2003, the Company had recorded a liability in amounts due related parties of approximately $7,500 to reflect the estimated value of the shares due Mr. Westgarde based on the stock price at the time and per his consulting agreement with the Company. On April 20, 2007, 1,350,000 shares of Series A were issued to Sheridan Westgarde as settlement of the 27% equity interest. Any excess fair value will be accounted for as additional compensation expense.

o
Subsequent to the filing of our 14C Sheridan Westgarde was issued 446,349 of Series A Convertible Preferred shares as settlement of all these amounts owed to him in un-paid consulting and stock loaned to the Company (See our February 28, 2007 Form 10-QSB - Notes to Consolidated Financial Statements - Note 8 and 13).

Comment 64:  Tell us where you have recorded the Aquatic Timber Harvesting Equipment in your financial statements. Tell us how you will account for each aspect of the July 2004 agreement.

Answer: The Aquatic Timber Harvesting Equipment is recorded on our balance sheet as “advance on equipment purchase.” Please see our May 31, 2006 Form 10-KSB/A, Notes to Consolidated Financial Statements - Note 18, filed on April 17, 2007, where we have disclosed the results of our settlement agreement with Ackles. We now own all rights, title and interest to the patents, blueprints and drawings associated with the original Aquatic Timber Harvesting Equipment (now called Tiger•Lynk) and maintain ownership of the equipment located at the manufacturing facility in Kamloops British, Columbia.

Comment 65:  We note that you have adjusted the discount on the convertible debentures dated March 19, 2004. Please see our comment concerning your warrants and convertible debt below.

Answer: We have completely adjusted our accounting for the convertible notes and warrants in line with SFAS 133 Accounting for Derivatives. Please see our restated financial statements with such adjustments in our Form 8-K filed on March 9, 2007 and our restated May 31, 2005 audited financial statements in our May 31, 2006 on Form 10-KSB/A, filed on April 17, 2007.

Comment 66:  You indicated that you acquired a 50% ownership position and 45% net-revenue interest in the Prado Oil Field. You also entered into a development agreement with Strong Petroleum Group. You also entered into an agreement to sell 40% working interest and 20% net-revenue interest. Provide us with a more detailed description of these transactions and provide support for your accounting and presentation in your financial statements, including the gain recognition.

Answer: During July 2004, we entered into a preliminary agreement in principle to sell a portion of Aquatic’s working interest in the Prado field to Titan Consolidated Inc. (“Titan”), a Nevada corporation. The purchase price was $500,000. Aquatic received a total of $40,000 in non-refundable deposits from Titan. Also, Titan agreed to modify the purchase agreement whereby, the Prado property interest being acquired by Titan was exchanged for another property interest (Wharton Viking 3D) that Aquatic has the contractual rights to participate through its agreement with Century. With the Prado project now unencumbered we entered into the Prado field development agreement with Strong Petroleum Group, Inc. a Texas corporation, in April 2005.

On June 1, 2005, Aquatic received 47,300,000 shares of Titan Oil and Gas (formerly Titan Consolidated Inc.), that was intended to complete Titan’s acquisition of the Wharton working interest, once Aquatic could determine the cash value of those shares. At the time Titan represented that the shares were valued, and the Company acknowledge, at $460,000. In accordance with Statement of Financial Accounting Standards No. 5 Accounting for Contingencies, the Company did not reflect a gain on the transaction until the actual value of the shares could be determined though the sale of such shares to third parties. As of February 28, 2006, the Company had sold Titan shares to third parties for $318,715 in cash and exchanged $37,500 in Company debt for approximately 3,500,000 shares of Titan common stock. During November 2005, Titan notified the Company that it was no longer interested in acquiring a 40 percent interest in the Prado lease, or other existing properties, and decided to terminate there agreement with the Company. While negotiating the final settlement, the Company paid Titan $80,000. On December 1, 2005, Titan signed an agreement to accept $100,000 in cash as full renumeration of there initial investment in Prado and relinquished any claims to the Company’s property working interests or assets. As of February 28, 2006, the Company had paid the settlement amount to Titan in full.

Cost basis of the interest in Prado sold to Strong $ 36,156
Proceeds received       112, 500
Gain on partial sale     $ 76,344

The gain is reflected as a single line item on the restated May 31, 2005 statement of operations in the May 31, 2006 audited financial statements filed on April 17, 2007.

The investment in the Prado lease is accounted for on the equity method having been deemed to be the equivalent of an investment in common stock consistent with APB 18. In accordance with APB 18, the gain on the partial sale was computed by the difference between the selling price and the carrying amount of the investment at the time of the sale.

On September 21, 2006 the agreement with Strong ended.

On October 6, 2006, we sold all of our 50% Prado Field working interest to New Century Energy Corp. (See our November 30, 2006 quarterly report on Form 10-QSB, Notes to Consolidated Financial Statements, Note 1 and 5, filed on May 25, 2007).

Comment 67:  Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies (FRR-16), Uncertainty about an Entity’s Continued Existence. Additional detail should be provided to support your conclusion that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

•	Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.
•	Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.
•	Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.
•	A reasonable detailed discussion of your ability or inability to generate sufficient cash to support operations.
•	Management’s plans (including relevant prospective financial information).

Answer: Please see our recently filed May 31, 2006 audited financial statements on Form 10-KSB/A, Item 6, page 11, filed on April 17, 2007.

Comment 68:  We note that your agreement with Century originally included an Exclusive, Optional New Project and Exploration and Drilling Participation Agreement. We also note that pursuant to the amendment in January 2005, you acquired the option to participate in two specific projects for a 7.5 percent ownership interest in your company.

Tell us, and revise your filing to identify the specific projects and explain the terms of these options. Tell us how you will allocate the purchase price to such projects.

Answer: Please see the Notes to Consolidated Financial Statements - Note 1, page F-7, in our recently filed May 31, 2006 audited financial statements on Form 10-KSB/A, filed on April 17, 2007 for these disclosures.

Comment 69:  Revise to provide sales, gross profit, net income (loss) from continuing operations and net income of the Hamill Lease as required by the Instructions to Rule 310 of Regulation S-B. Such information must be in accordance with GAAP and audited.

Answer: Please see the Notes to Consolidated Financial Statements, Note 5, page F-12, in our recently filed May 31, 2006 Form 10-KSB/A, filed on April 17, 2007 and Notes to Consolidated Financial Statements, Note 4, page 18, in our most current report for the period ended February 28, 2007 on Form 10-QSB, for these disclosures.

Comment 70:  Provide the underlying details as to how you have calculated depletion. Supplementary provide us with a reconciliation of your depletion calculation to the reserve report you have provided us dated January 1, 2005.

Answer: The following is an explanation of our depletion calculation for our most significant investment, the Hamill lease, and the reconciliation to our most recent reserve report of January 1, 2006.

To calculate the depletion of our investment we multiply the Total Incurred Costs (which includes the purchase price and all additional costs of improvement) by the Percentage of Depletion. The Percentage of Depletion is calculated by dividing our Units of Production by the Total Units Available.

Total Incurred Costs x (Units of Production / Total Units Available(1))

For the 3 month period ended February 28, 2006
$937,109 x (20,480 / 328,000) = $58,512

For the 3 month period ended May 31, 2006
  $1,141,280 x (19,740 / 307,520) = $73,260

Total depletion for the period of January thru May of 2006 = $131,772(2)

(1) R.A. Lenser Report of January 1, 2006 = 328,000 MCF (See the May 31, 2006 Form 10-KSB, Exhibit 10.6, filed on March 13, 2007).

(2) Compared to $132,169 taken from our financial statements by subtracting the six month period ended November 30, 2006 (10-QSB) depletion value of $91,483 from our May 31, 2006 (10-KSB/A) depletion value of $223,652 (the remainder equaling the depletion value for the period of January 1, 2006 thru May 31, 2006). The difference of $397 results from a small amount of depletion from the Prado field production. December production is omitted from the calculation since our reserve report of R.A. Lenser assessed our Total Units Available as of January 1, 2006.

Comment 71:  You indicated that in July 2004, you entered into an agreement to return the aquatic timber harvesting equipment in exchange for a $100,000 reduction in the amounts owed to both Ackles and Legacy. Please tell us why you still show an asset of $100,000 considering that you have an agreement for the reduction of the amounts owed both to Ackles and Legacy. Please cite the accounting literature used to support your conclusions.

Answer: The Aquatic Timber Harvesting Equipment is recorded on our balance sheet as “advance on equipment purchase.” Please see our May 31, 2006 Form 10-KSB, Notes to Consolidated Financial Statements - Note 18, filed on March 13, 2007, where we have disclosed the results of our settlement agreement with Ackles. We now own all rights, title and interest to the patents, blueprints and drawings associated with the original Aquatic Timber Harvesting Equipment (now called Tiger•Lynk) and maintain ownership of the equipment located at the manufacturing facility in Kamloops British, Columbia.

Comment 72:  Please provide us with a more comprehensive explanation of your accounting for convertible debt and warrants. Provide us with copies of the contracts, as amended, for each outstanding issuance of convertible debt and warrants. While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of SFAS 133, your debentures are convertible into a variable number of shares (at 40 percent of the average of the lowest three inter-day sales prices during the twenty day trading days immediately preceding the conversion date. Another issuance is convertible at the option of the holder at $0.004 per share, or 40 percent of the average of the lowest three inter-day sales prices during the twenty day trading days immediately preceding the conversion date.) The $900,000 convertible note also has adjustments for dilutive issuances, restricts the equity ownership of debenture holders and may require cash payment. Therefore the debt does not appear to be conventionally convertible and would not appear to qualify for the scope exceptions from the provisions of SFAS 133. If so, the debt conversion feature would have to be bifurcated from the host contract (the debt) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. Please advise us regarding this after you have considered this issue further.

Describe to us in better details the warrant agreements and their terms. Provide us with copies of the agreements as amended. We note that the company does not appear to have sufficient authorized and unissued shares available to settle the contract. If the company does not have sufficient authorized shares to satisfy these contracts it appears that the warrants should be treated as a liability. See paragraph 10 of EITF 00-19. Please advise after further consideration.

Finally, tell us about any registration rights associated with the convertible debentures and warrants. We may have further comments.

Answer: We have completely adjusted our accounting for the convertible notes and warrants in line with SFAS 133 Accounting for Derivatives. Please see our restated financial statements with such adjustments in our Form 8-K filed on March 9, 2007 and our restated May 31, 2005 audited financial statements in our May 31, 2006 on Form 10-KSB/A, filed on April 17, 2007.

Comment 73:  Please explain in reasonable detail how you have accounted for each of these transactions. Provide us with the literature in support of your accounting.

Answer: These items have been incorporated into our historical financial statements and included in our audited financial statements for the period ended May 31, 2006 on Form 10-KSB/A, filed on April 17, 2007.

Comment 74:  Please provide audited financial information for the Brookshire Dome Field for the year ended May 31, 2005 and any appropriate subsequent interim periods. See Rule 310(c) of Regulation S-B. It is also unclear whether this acquisition is significant, as we have no financial information concerning the income or loss of Brookshire.

Answer: As reported in our August 31, 2005 Form 10-QSB/A, filed on February 26, 2007, Statement of Cash Flows, we purchased the Brookshire lease project for a price of $19,930 in June 2005. These leases were land leases only with no existing wells, previous revenue or capital equipment associated with them. The $19,930 reflected Century’s land title and legal costs in establishing the leases for oil and gas exploration and potential production development. Further, our agreement with Century stipulates that Century will remain in control of all operations on the lease. Based on our presentation of assets of $891,794 in our Form 10-KSB for May 31, 2005, and the fact the purchase price represented less than 10% of our balance sheet, we determined that the Brookshire leases project was not a significant acquisition as determined by Rule 310 of Regulation S-B.

Comment 75:  Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file amendments to your Form 10-KSB for the year ended May 31, 2005 to include certifications that conform to the format provided in item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please re-file your Form 10-KSB in its entirety.

Answer: Commencing with the February 29, 2004 quarterly report, we have re-filed all of our financial statements to include the correct certifications and an explanatory note on the first page detailing the reason for such re-filings. Additionally, we have included significant changes to our disclosure regarding our controls and procedures with a more comprehensive discussion of the circumstances regarding our financial filings and disclosure.

FORM 10-QSB FOR THE PERIOD ENDED AUGUST 31, 2005

Comment 76:  You indicate that within the 90 days prior August 31, 2005, you carried out an evaluation, under the supervision and with the participation of management. Please amend your Form 10-QSB for the period ended August 31, 2005 to correct this statement to say as of the end of the period covered by the report. See item 307 of Regulation S-B.

Answer: Commencing with the February 29, 2004 quarterly report, and including our August 31, 2005 quarterly report, we have re-filed all our financial statements to include the correct certifications and an explanatory note on the first page detailing the reason for such re-filings. Additionally, we have included significant changes to our disclosure regarding our controls and procedures with a more comprehensive discussion of the circumstances regarding our financial filings and disclosure. Please see our re-filed August 31, 2005 Form 10-QSB/A filed on February 26, 2007.

Comment 77:  Rule 13a-14 of the Securities Exchange Act of 1934 requires a certification signed by each principal executive and principal financial officer. It is not clear whether you are referring to the certifications regarding disclosure controls and procedures. If you are referring to the evaluation of disclosure controls and procedures, this is defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file amendments to your Form 10-QSB to reference the appropriate paragraphs of the Securities Exchange Act of 1934. In doing so, please refile your Form 10-QSB in its entirety, along with updated certifications.

Answer: Commencing with the February 29, 2004 quarterly report, we have re-filed all of our financial statements to include the correct certifications and an explanatory note on the first page detailing the reason for such re-filings. Additionally, we have included significant changes to our disclosure regarding our controls and procedures with a more comprehensive discussion of the circumstances regarding our financial filings and disclosure. Please see our re-filed August 31, 2005 Form 10-QSB/A filed on February 26, 2007.

Comment 78:  You indicate that the CEO/CFO has concluded that “disclosure controls and procedures are generally effective.” Given the limitation noted, it remains unclear whether your CEO and the CFO have concluded that your disclosure controls and procedures are effective or not effective. Please amend to state in clear and unqualified language, the conclusions reached by your CEO and CFO on the effectiveness of your disclosure controls and procedures.

Answer: Commencing with the February 29, 2004 quarterly report, we have re-filed all of our financial statements to include the correct certifications and an explanatory note on the first page detailing the reason for such re-filings. In doing so, we have included significant changes to our disclosure regarding our controls and procedures with a more comprehensive discussion of the circumstances regarding our financial filings and disclosure.

Comment 79: Given that you have encountered various issues relating to the additional disclosure requirement for the Hamill acquisition, please discuss the facts and circumstances surrounding these issues in item 3 of your Form 10-QSB. Please disclosure how these issues impacted your CEO and CFO’s original conclusions regarding the effectiveness of your disclosure controls and procedures. Please disclose the changes you made or intend t make in your disclosure and internal controls and procedures as a result of these issues and when each change is expected to be implemented. Please ensure that you file updated certifications with the amendments to your Form 10-QSB.

Answer: Commencing with the February 29, 2004 quarterly report, we have re-filed all of our financial statements to include the correct certifications and an explanatory note on the first page detailing the reason for such re-filings. Additionally, we have included significant changes to our disclosure regarding our controls and procedures with a more comprehensive discussion of the circumstances regarding our financial filings and disclosure. Please see our re-filed August 31, 2005 Form 10-QSB/A filed on February 26, 2007.

Very truly yours,

Aquatic Cellulose International Corporation

By:  /s/ Sheridan B. Westgarde
SHERIDAN B. WESTGARDE